Filed Under Rule 433

File No. 333-137101-09

No. 333-137101

SUNTRUST BANKS, INC./SUNTRUST PREFERRED CAPITAL I

October 18, 2006

FINAL TERM SHEET

500,000 PPS

SunTrust Preferred Capital I

5.853% Fixed-to-Floating Rate Normal Preferred Purchase Securities

(liquidation amount $1,000 per security)

fully and unconditionally guaranteed, as described in the prospectus, by

SunTrust Banks, Inc.

Issuer of PPS:	SunTrust Preferred Capital I (the “Trust”).

Issuer of Preferred Stock
under Stock Purchase
Contract Agreement
and Junior
Subordinated Notes and
Guarantor of PPS:	SunTrust Banks, Inc. (“SunTrust”)

Size:	500,000 Normal PPS, liquidation amount $1,000 per security and $500,000,000 in the aggregate. The 500,000 Normal PPS, together with the $1,000,000 of Trust Common Securities to be purchased by SunTrust, correspond to:

•         5,010 Stock Purchase Contracts, stated amount $100,000 per Stock Purchase Contract and $501,000,000 in the aggregate (obligating the Trust to purchase on the Stock Purchase Date 5,010 shares of Preferred Stock with an aggregate liquidation preference of $501,000,000), and

• $501,000,000 initial principal amount of Junior Subordinated Notes.

Distributions on PPS:	Normal PPS: Payable on each Regular Distribution Date:

•         from October 25, 2006 through the later of December 15, 2011 and the Stock Purchase Date, accruing at a rate equal to 5.853% per annum for each Distribution Period ending prior to such date, and thereafter accruing at an annual rate equal to the greater of (i) Three-Month LIBOR for such Distribution Period plus 0.645% and (ii) 4.000%; and

• on a cumulative basis for each Regular Distribution Date to and including the Stock Purchase Date and on a non-cumulative basis thereafter.

Stripped PPS: Payable on each Regular Distribution Date on or prior to the Stock Purchase Date:

• at the rate of 0.265% per annum, accruing for each Stripped PPS from the Regular Distribution Date immediately preceding its issuance; and

• on a cumulative basis.

Capital PPS: Payable on each Capital PPS Distribution Date prior to the Stock Purchase Date at the rate of 5.588% per annum, accruing for each Capital PPS from the Capital PPS Distribution Date immediately preceding its issuance.

Interest Rate on Junior Subordinated Notes to the Remarketing
Settlement Date:	5.588% per annum, accruing from October 25, 2006.

Reset Caps on Remarketing of Junior
Subordinated Notes:	The Fixed Rate Reset Cap will be the prevailing market yield, as determined by the Remarketing Agent, of the benchmark U.S. treasury security having a remaining maturity that most closely corresponds to the period from such date until the earliest date on which the Junior Subordinated Notes may be redeemed at SunTrust’s option in the event of a successful Remarketing, plus 350 basis points, or 3.500% per annum, and the Floating Rate Reset Cap will be 300 basis points, or 3.000% per annum.

Contract Payment
Rate:	0.265% per annum, accruing from October 25, 2006.

Dividend Rate on the
Preferred Stock:	For any Dividend Period ending prior to December 15, 2011, 5.853% per annum.

For any Dividend Period ending after December 15, 2011, a rate per annum equal to the greater of (x) Three-Month LIBOR for the related Dividend Period plus 0.645% and (y) 4.000%.

Interest Rate on SunTrust Bank Deposit Pledged to Secure Stock Purchase Contracts between Remarketing Settlement Date and
Stock Purchase Date:	5.097% per annum.

Offering Price, Proceeds before Expenses and Commissions to
the Underwriters:	Initial Public Offering Price: $1,000 per Normal PPS, $500,000,000 in the aggregate.

Proceeds before Expenses to SunTrust: $1,000 per Normal PPS, $500,000,000 in the aggregate.

Commissions to the Underwriters: $15 per Normal PPS, $7,500,000 in the aggregate.

Selected Dealer Allowance: Not applicable.

Trade Date:	October 18, 2006.

Settlement Date:	October 25, 2006.

SunTrust’s Estimated Total Out-of-Pocket
Expenses, Excluding Underwriting
Commissions:	$1,397,725.

Expected Net Proceeds to SunTrust from the Offering, after Expenses and Underwriting
Commissions:	$491,102,275.

Capitalization of SunTrust as of September 30, 2006 as Adjusted to Give Effect to the Offering
($ in millions):	Adjusted notes issued to trusts formed to issue trust preferred securities — $2,384,485; adjusted total long-term debt — $17,978,276; adjusted additional paid in capital — $6,729,450; adjusted treasury stock, at cost, and other — $(946,036); adjusted total shareholders’ equity — $18,091,197; adjusted total long-term debt and shareholders’ equity — $36,069,473. The capitalization of SunTrust as of September 30, 2006 as adjusted to give effect to the offering reflects the application of the net proceeds from the offering to repurchase shares of SunTrust’s common stock pursuant to an accelerated share repurchase program.

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.

Terms are used in this term sheet with the meanings assigned to them in the prospectus subject to completion, dated October 18, 2006, included in the registration statement referred to above.

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